UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Securities Exchange Act of 1934
Release No. 50961 / January 5, 2005

Admin. Proc. File No. 3-11759

In the Matter of ABACAN RESOURCES CORP. and HEROES, INC.,	: : : : : : :	ORDER MAKING FINDINGS AND IMPOSING REMEDIAL SANCTIONS BY DEFAULT

The Securities and Exchange Commission (Commission) initiated this proceeding on December 1, 2004, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement has presented evidence that KPMG, the bankruptcy trustee for Respondent Abacan Resources Corp. (Abacan), received the OIP on December 13, 2004, and that Kenneth M. Herman, a registered agent for Respondent Heroes, Inc. (Heroes), received the OIP on December 20, 2004.

Under the terms of Paragraph IV of the OIP and Rule 220 of the Commission's Rules of Practice, 17 C.F.R. § 201.220, Abacan's Answer was due no later than December 23, 2004, and Heroes's Answer was due no later than December 30, 2004. Abacan and Heroes have not filed Answers and are therefore in default. As authorized by Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations of the OIP to be true:

Abacan is an Alberta corporation with its last known headquarters in Houston, Texas, with a class of securities registered with the Commission under Section 12(g) of the Exchange Act. Abacan is delinquent in it periodic filings, having last filed a periodic report for the period ending September 30, 1999, and has been stricken from the corporate registry by the Province of Alberta. Abacan reported assets of $94,403,000, liabilities of $47,244,000, and a net loss of $3,912,000 for the nine months ended September 30, 1999. On March 2, 2000, Abacan made an assignment for the general benefit of creditors under the Canadian Bankruptcy and Insolvency Act. At or about that time, a bankruptcy trustee was appointed and all officers and directors of Abacan resigned. Abacan is quoted on the Pink Sheets. For the sixth months ended August 24, 2004, Abacan had an average trading volume of 94,489 shares.

Heroes is a Nevada corporation headquartered in McLean, Virginia, with a class of securities registered with the Commission under Section 12(g) of the Exchange Act. Heroes is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2002, and it has a revoked status with the Nevada Secretary of State. Heroes reported assets of $141, liabilities of $14,032,926, and a net loss of $781,647 for the nine months ended September 30, 2002. On December 4, 2001, Heroes filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in the

United States Bankruptcy Court for the Eastern District of Virginia. Heroes is quoted on the Pink Sheets. The bankruptcy proceeding was subsequently converted to a Chapter 7 proceeding, which was terminated on May 27, 2003. For the six months ended August 24, 2004, Heroes had an average daily trading volume of 637,573 shares.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Exchange Act Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). Both Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder for several fiscal years.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of the securities of Abacan and Heroes.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the securities of Abacan Resources Corp. is hereby revoked.

IT IS FURTHER ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the securities of Heroes, Inc., is hereby revoked.

_____
James T. Kelly
Administrative Law Judge